January 18, 2008

Via EDGAR and Facsimile

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-6010

Re:	BioMarin Pharmaceutical Inc.

Form 10-K for the Fiscal Year Ended December 30, 2006

Form 10-Q for the Quarterly Period Ended September 30, 2007

File No. 000-26727

Dear Mr. Rosenberg:

Further to our letter dated January 10, 2008, in response to comments received from the Staff of the Securities and Exchange Commission (the “Staff”), by letter dated December 20, 2007, with respect to BioMarin Pharmaceutical Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 30, 2006 and Form 10-Q for the quarterly period ended September 30, 2007, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings required under the Securities Exchange Act of 1934;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We appreciate the Staff’s courtesy and cooperation in this process. If you have any questions, please contact me by telephone at (415) 506-6388.

Very Truly Yours,

/s/ Jeffrey H. Cooper
Jeffrey H. Cooper
Senior Vice President, Chief Financial Officer